SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Ordinary and Special Resolutions passed by shareholders at the Annual General Meeting held on 22 April 2004, which were filed with Hong Kong Companies Registry and The Stock Exchange of Hong Kong Limited.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By:	/s/ April Chan

Name:	April Chan
Title:	Deputy Company Secretary

Date: 6 May 2004

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Company No. 627771

THE COMPANIES ORDINANCE

(CHAPTER 32)

CLP Holdings Limited

Special Resolution and Ordinary Resolutions

passed at the Annual General Meeting on 22 April 2004

At the sixth Annual General Meeting of CLP Holdings Limited (the “Company”) duly convened and held at The Peninsula, Salisbury Road, Kowloon, Hong Kong on Thursday, 22 April 2004, the following Resolution (5) was duly passed as a Special Resolution and Resolutions (6), (8), (9), (10) and (11) were duly passed as Ordinary Resolutions:-

(5)	“That the Articles of Association of the Company be and are hereby amended in the following respects:

(a)	by deleting the words “Securities and Futures (Clearing House) Ordinance (Chapter 420 of the Laws of Hong Kong)” in the 2nd line of Article 76(B) and replacing them with “Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)”.

(b)	by adding the following Article 76(C) immediately after Article 76(B):

“76(C)	Where any member, under the Listing Rules, is required to abstain from voting on any particular resolution or is restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.”

(c)	by deleting the words “and shall alone be responsible to the Company for his own acts and defaults, and he shall not be deemed to be the agent of or for the Director appointing him” in the 18th, 19th and 20th lines of Article 91 and replacing them with the following words:

“and, without prejudice to any liability which he may cause to his appointor under the Statutes or otherwise, shall be responsible to the Company for his acts and defaults, and he shall be deemed to be the agent of or for the Director appointing him”

(d)	by adding the words “or the Company in General Meeting” immediately after the word “Board” in the 3rd, 4th and 5th lines of Article 94.

(e)	by deleting the first sentence of Article 97(A) and replacing it with the following sentence:

“97(A)	If a Director or any of his associates is in any way, whether directly or indirectly, interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company (each being in paragraph (A), (B) and (C) of this Article referred to as a “transaction”), the Director shall declare the nature of his interest or the interest of any of his associates at a meeting of the Board in accordance with the Statutes.”

(f)	by deleting the words “he is to be regarded” in the 2nd line of Article 97(A)(i) and replacing them with “he or any of his associates is to be regarded” and by adding the words “or the interest of any of his associates” immediately after the words “sufficient declaration of his interest” in the 4th line of Article 97(A)(i).

(g)	by deleting Article 97(B) in its entirety and replacing it with the following:

“97(B)	A Director shall not, as a Director, vote in respect of any transaction in which to his knowledge he or any of his associates has a material interest and if he shall do so his vote shall not be counted, nor in relation thereto shall be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(i)	the giving to any Director or any of his associates of any security or indemnity in respect of money lent by him or any of them to or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(ii)	the giving by the Company or any of its subsidiaries of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or any of his associates has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security; or

(iii)	any proposal concerning an offer of shares or debentures or other securities of the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or any of his associates is or is to be interested as a participant in the underwriting or sub-underwriting of the offer; or

(iv)	any transaction concerning any other corporation in which the Director or any of his associates does not have a material interest (as defined below); or

(v)	any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:

(a)	the adoption, modification or operation of any employees’ share scheme or any share incentive or share option scheme under which the Director or any of his associates may benefit; or

(b)	the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme;

which relates both to Directors, their associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or any of his associates, as such any privilege or advantage which may not generally be accorded to the class of persons to which such scheme or fund relates; or

(vi)	any contract or arrangement in which the Director or any of his associates is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his or their interest in shares or debentures or other securities of the Company; or

(vii)	any contract for the purchase or maintenance for any Director or Directors of insurance against liability;

and so that the interest of a Director or of any of his associates shall not be treated as material in the case of any transaction concerning any company other than the Company in which the Director or any of his associates is interested, directly or indirectly, whether as an officer or executive or shareholder, provided that he and any of his associates together are not beneficially interested in 5% or more of the issued shares of any class of such company or of the voting rights thereof or of any third company through which such interest is derived (any such interest being deemed for the purpose of this Article to be a material interest in all the circumstances). For the purpose of this Article 97, the term “associate” shall have the same meaning as defined in the Listing Rules.”

(h)	by adding the words “or any of his associates” immediately after the words “which he” in the 2nd line of Article 97(C).

(i)	by deleting the words “he has no” in the 4th line of Article 97(D) and replacing them with the words “neither he nor any of his associates has”.

(j)	by deleting the words “a Director’s interest” in the 1st line of Article 97(E) and replacing them with the words “the interest of a Director or of any of his associates” and adding the words “or of any of his associates” immediately after the words “interests of the Director” in the 5th line of Article 97(E).

(k)	by deleting the words “Article 112(B) and to” in the 1st line of Article 103.

(l)	by deleting the words “unless during a period of not less than seven nor more than forty-eight days ending not more than seven days before the day appointed for the meeting” in the 2nd and 3rd lines of Article 106 and replacing them with the following:

“unless during a period of not less than seven days commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date appointed for the meeting”

(m)	by deleting the word “Special” in the 1st line of Article 110 and replacing it with the word “Ordinary”.

(n)	by deleting the words “The Board” in the 1st line of Article 112(A) and replacing them with the following:

“Subject always to the other provisions of these Articles (including with regard to retirement by rotation), the Board”

(o)	by deleting Article 112(B) in its entirety and replacing it with the following:

“112(B)	The appointment of any Director as Chairman or Managing Director or as an Executive Director shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract between him and the Company.””

(6)	“THAT the Executive Directors in office at the date of this Resolution shall enter into the rotation of directors over the course of no more than three Annual General Meetings, commencing with this Meeting, in the order in which they have been longest in office since their last election. If Executive Directors are of equal seniority, the Executive Directors to retire shall (unless they agree otherwise amongst themselves) be selected from among them by lot. A retiring Executive Director shall be eligible for re-election.”

(8)	“That

(a)	the remuneration of the Chairman, each one of the Vice Chairmen and the other Non-executive Directors shall respectively be fixed at the sum of HK$280,000, HK$220,000 and HK$200,000 for each financial year until the Company in General Meeting otherwise determines; such remuneration to take effect from 1 July 2004 and be payable to Directors on a pro rata basis for the financial year ending 31 December 2004.

(b)	additional remuneration shall be payable to Non-executive Directors who serve on the Board Committees of the Company and such remuneration be fixed at the levels as shown in the following table for each financial year until the Company in General Meeting otherwise determines; such remuneration to take effect from 1 July 2004 and be payable to Directors on a pro rata basis for the financial year ending 31 December 2004.

HK$
Audit Committee Chairman Member	140,000 100,000

Nomination Committee Chairman Member	10,000 10,000

Human Resources & Remuneration Committee Chairman Member	14,000 10,000

Finance & General Committee Chairman Member	110,000 80,000

Regulatory Affairs Committee Chairman Member	30,000 20,000”

(9)	“That:

(a)	subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).”

(10)	“That:

(a)	a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution.

(b)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

(11)	“That, conditional upon the passing of Resolutions (9) and (10) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (10) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (9).”

(Sgd.) The Hon. Michael D. Kadoorie

Chairman of the Meeting